Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    Under the Securities Exchange Act of 1934

                    Theater Xtreme Entertainment Group, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                 --------------
                                 (CUSIP Number)

                                Robert Werwinski
                                 3 Chipmunk Lane
                       Kennett Square, Pennsylvania 19348
                                 (610) 388-0291
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1) Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

   Robert Werwinski
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group
   (a) _______
   (b) _______

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds

         PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

   United States of America
--------------------------------------------------------------------------------

Number of Shares           7)      Sole Voting Power                   1,150,000
Beneficially Owned
By Each Reporting          -----------------------------------------------------
Person With
                           8)      Shared Voting Power                   920,000

                           -----------------------------------------------------

                           9)      Sole Dispositive Power              1,150,000

                           -----------------------------------------------------

                           10)     Shared Dispositive Power              920,000

                           -----------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person   2,070,000 (1)


12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    | |


13) Percent of Class Represented by Amount in Row (11)                     16.4%


14) Type of Reporting Persons (See Instructions)

    IN

(1) Represents 1,150,000 outstanding shares of common stock owned directly and 920,000 shares of common stock issuable upon conversion of a note by the issuer held indirectly by the reporting person through the Werwinski Family Limited Partnership.

--------------------------------------------------------------------------------
1) Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

   Edna F. Werwinski
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group
   (a) _______
   (b) _______

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds

         PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

   United States of America
--------------------------------------------------------------------------------

Number of Shares           7)      Sole Voting Power                   _________
Beneficially Owned
By Each Reporting          -----------------------------------------------------
Person With
                           8)      Shared Voting Power                   920,000

                           -----------------------------------------------------

                           9)      Sole Dispositive Power              _________

                           -----------------------------------------------------

                           10)     Shared Dispositive Power              920,000

                           -----------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person     920,000 (1)


12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    | |


13) Percent of Class Represented by Amount in Row (11)                      7.3%


14) Type of Reporting Persons (See Instructions)

    IN

(1) Based upon 11,700,000 shares of the issuer's common stock outstanding and the 920,000 by which the outstanding common stock of the issuer would increase as a result of the issuance of shares upon conversion of the note held by the Werwinski Family Limited Partnership.

--------------------------------------------------------------------------------
1) Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

   Werwinski Family Limited Partnership
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group
   (a) _______
   (b) _______

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds

   PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

   Pennsylvania
--------------------------------------------------------------------------------

Number of Shares           7)      Sole Voting Power                    920,000
Beneficially Owned
By Each Reporting          -----------------------------------------------------
Person With
                           8)      Shared Voting Power                  ________

                           -----------------------------------------------------

                           9)      Sole Dispositive Power               920,000

                           -----------------------------------------------------

                           10)     Shared Dispositive Power             ________

                           -----------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person        920,000


--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   | |


--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                  7.3% (1)


--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)

    PN (Limited Partnership)
--------------------------------------------------------------------------------

(1) Based upon 11,700,000 shares of the issuer's common stock outstanding and the 920,000 by which the outstanding common stock of the issuer would increase as a result of the issuance of shares upon conversion of the note held by the Werwinski Family Limited Partnership.

Item 1.           Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Theater Xtreme Entertainment Group, Inc., formerly known as BF Acquisition Group II, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 250 Corporate Boulevard, Suites E & F, Newark, Delaware 19702.


Item 2.           Identity and Background.

This statement is filed on behalf of Robert Werwinski and Edna Werwinski, shareholders of the Issuer and the Werwinski Family Limited Partnership (the "Reporting Persons"). Robert Werwinski and Edna Werwinski's address is 3 Chipmunk Lane, Kennett Square, Pennsylvania 19348. The Werwinski Family Limited Partnership's address is 3 Chipmunk Lane, Kennett Square, Pennsylvania 19348. Robert Werwinski and Edna Werwinski are the General Partners of the Werwinski Family Limited Partnership.

During the last five years, the Reporting Persons were not convicted in a criminal proceeding, were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and were not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert Werwinski and Edna Werwinski are citizens of the United States of America. The Werwinski Family Limited Partnership was formed in the Commonwealth of Pennsylvania.


Item 3.           Source and Amount of Funds or Other Consideration.

The securities that are the subject of this statement were acquired by the Reporting Persons in connection with the merger of Theater Xtreme, Inc., a Delaware corporation with and into the Issuer (the "Merger"). Pursuant to the Merger, Theater Xtreme, Inc. stockholders received 4.6 shares of the Issuer's common stock for each share of common stock they held in Theater Xtreme, Inc.


Item 4.           Purpose of Transaction.

Item 3 of this statement is incorporated herein by reference.

Depending on market conditions, general economic conditions, and other factors that the Reporting Persons may deem significant to their investment decision, the Reporting Persons may purchase shares of the Issuer's common stock in private transactions or may dispose of all or a portion of their shares of common stock that they currently own or may hereafter acquire from time to time.

Item 5.           Interest in Securities of the Issuer.

Mr. Werwinski owns 1,150,000 shares of the Issuer's common stock and the Werwinski Family Limited Partnership owns a convertible note in the face amount of $200,000 which may be converted into an additional 920,000 shares of the Issuer's common stock which is currently exercisable. The combined shares represent 16.4% of the Issuer's outstanding common stock based upon 11,700,000 shares outstanding as of February 11, 2005, in addition to the convertible note of 920,000 shares.

This calculation is determined in accordance with rules of the Securities and Exchange Commission so that shares of common stock subject to a convertible note currently exercisable or exercisable within 60 days of February 11, 2005 are deemed outstanding for computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

Robert Werwinski and Edna Werwinski have shared power to vote and shared power to dispose of the 920,000 shares of common stock subject to a convertible note. Mr. Werwinski has sole voting power and sole power to dispose of 1,150,000 shares of the issuer's common stock. All of such shares were acquired in the Merger on February 11, 2005.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.


Item 7.           Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 18, 2005



                                   /s/ Robert Werwinski
                                   --------------------
                                   Robert Werwinski


                                   Werwinski Family Limited Partnership

                                   /s/ Robert Werwinski
                                   --------------------
                                   By: Robert Werwinski
                                   Its: General Partner


                                   /s/ Edna Werwinski
                                   ------------------
                                   Edna Werwinski